

Mail Stop 7010

August 7, 2006

Mr. Gregory M. Bowie
Synalloy Corporation
2155 West Croft Circle
Spartanburg, SC 29302

   RE: **Synalloy Corporation**
       Form 10-K for the fiscal year ended December 31, 2005
       Filed March 27, 2006
       File #0-19687

Dear Mr. Bowie:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

       Sincerely,

       John Cash
       Accounting Branch Chief